NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
FOURTH QUARTER AND FULL YEAR 2020 RESULTS

Fourth Quarter:
•$885 million in revenue and $96 million in operating income from continuing operations includes highest Global Lottery revenue and profit performance in two years

•Cash from operating activities of $255 million; combined free cash flow of $191 million in line with prior-year level

•Net loss of $220 million, includes $155 million non-cash foreign exchange loss; combined Adjusted EBITDA of $321 million driven by high profit flow-through of Global Lottery same-store sales growth and benefit from cost-saving actions

Full Year:
•2020 revenue from continuing operations of $3.12 billion reflects resilience of Global Lottery, including double-digit same-store sales growth in North America in the second half of the year and growing contribution from Digital & Betting activities

•Cash from operating activities totaled $866 million and combined free cash flow was $576 million, among the highest levels in five years

•Reduced net debt by $71 million as reported, $433 million excluding unfavorable foreign currency impact

LONDON – March 2, 2021 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2020. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

"The solid results we achieved for this pandemic-impacted year have given us momentum into 2021. They are a result of the vision, agility, and discipline of the IGT team as well as the distinct advantages of our diverse portfolio," said Marco Sala, CEO of IGT. “We also made important strategic progress. The Company undertook a comprehensive reorganization to sharpen our focus on our core competencies and drive structural operational efficiencies. This provides a clear path to increasing shareholder value as we build on our leadership positions with a stronger revenue and profit growth profile."

“We generated $866 million in cash from operating activities during the year, among the highest level in five years, primarily driven by resilient Global Lottery performance and rigorous cost and invested capital controls,” said Max Chiara, CFO of IGT. “Liquidity improved more than $300 million to over $2.7 billion. As a leaner, stronger Company, we expect leverage to return to pre-pandemic levels in the next 12-18 months."

Overview of Consolidated Fourth Quarter and Full Year 2020 Results

	Quarter Ended		Y/Y Change (%)	Constant Currency Change (%)	Year Ended		Y/Y Change (%)	Constant Currency Change (%)
All amounts from continuing operations unless otherwise noted	December 31,				December 31,
	2020	2019			2020	2019
(In $ millions, unless otherwise noted)
GAAP Financials:
Revenue
Global Lottery	630	568	11%	8%	2,164	2,293	(6)%	(6)%
Global Gaming	255	476	(46)%	(47)%	951	1,739	(45)%	(45)%
Total revenue	885	1,044	(15)%	(17)%	3,115	4,032	(23)%	(23)%

Operating income/(loss)
Global Lottery	195	154	26%	21%	642	697	(8)%	(10)%
Global Gaming	(39)	59	NA	NA	(206)	180	NA	NA
Corporate support expense	(20)	(25)	20%	32%	(76)	(105)	28%	29%
Other(1)	(40)	(148)	73%	73%	(468)	(294)	(59)%	(59)%
Total operating income/(loss)	96	40	138%	132%	(107)	478	NA	NA

Net cash provided by operating activities from continuing operations	251	278	(10)%		595	907	(34)%
Net cash provided by operating activities from discontinued operations	4	26	(83)%		271	186	46%
Net cash provided by operating activities	255	304	(16)%		866	1,093	(21)%

Cash and cash equivalents	907	655	39%		907	655	39%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	313	268	17%	12%	1,086	1,136	(4)%	(6)%
Global Gaming	(2)	115	NA	NA	(16)	397	NA	NA
Corporate support expense	(16)	(18)	12%	21%	(62)	(79)	21%	21%
Total Adjusted EBITDA	295	365	(19)%	(22)%	1,008	1,454	(31)%	(32)%
EBITDA from discontinued operations	26	69	(63)%		138	256	(46)%
Adjusted EBITDA - combined	321	435	(26)%		1,146	1,710	(33)%

Free cash flow	201	186	8%		340	530	(36)%
Free cash flow from discontinued operations	(10)	9	NA		236	121	94%
Free cash flow - combined	191	195	(2)%		576	651	(12)%

Net debt					7,319	7,390	(1)%

(1) Primarily includes purchase price amortization and goodwill impairment
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Fourth Quarter and Full Year 2020 Key Highlights:

•Consolidated:
◦Generated $866 million in cash from operating activities and $576 million in combined free cash flow during 2020; cash flow performance especially strong in the back half of the year
◦Achieved $500 million in 2020 temporary cost savings/avoidance

◦Launched OPtiMa business efficiency program and accelerated timing with $200M+ in targeted savings to be achieved in 2021
◦Implemented a simplified global organizational structure focused primarily on two business segments: Global Lottery and Global Gaming
◦Announced agreement to sell Italian B2C gaming businesses for €950 million
•Global Lottery:
◦Delivered highest quarterly segment-level revenue and Adjusted EBITDA in two years in the fourth quarter; full year same-store sales up 7% in North America including the strongest annual growth for instant tickets and draw games in seven years
◦Awarded long-term contracts with the Czech Republic, Poland and Nebraska lotteries following competitive bid processes in 2020
◦In 2020, signed two-year contract extensions with the New York, Tennessee, and Minnesota lotteries; seven-year contract extensions with Western Canada Lottery Corporation and, more recently, with the Jamaica lottery
•Global Gaming:
◦Sequential stability in Global Gaming revenue and profit in the fourth quarter; KPIs stable to improving
◦2020 product highlights: growing acceptance of cashless solutions with Resort Wallet™ launched at Resorts World Catskills and, more recently, obtaining Nevada regulatory approval; entered Historical Horse Racing market; launched Peak family of cabinets
◦Strong double-digit growth in Digital & Betting for the year

Fourth Quarter 2020 Financial Highlights:

The Company's B2C gaming machine and sports betting activities in Italy have been classified as discontinued operations due to the pending sale of these businesses. Unless otherwise noted, results presented in this release are from continuing operations.

Fourth quarter results reflect the continued, global impact of the COVID-19 pandemic.

Total revenue of $885 million compared to $1.04 billion in the prior-year period
•Global Lottery revenue totals $630 million, up 11% from the prior year
◦Double-digit same-store sales growth in North America with a return to growth in Italy
◦Reduced by $19 million catch-up adjustment for unspent advertising in Italy
•Global Gaming revenue of $255 million, down 46% from the prior year
◦Impacted by pandemic-related casino closures and operating restrictions
◦Sequential stability with the third quarter supported by stable to improving KPIs
◦Digital & Betting service revenue rose nearly 55% compared to the prior year; overall increase of 4% includes impact of non-recurring software sale in the prior year

Operating income of $96 million, up from $40 million in the prior year
•Goodwill impairment of $99 million in the prior-year period
•High profit flow-through of Global Lottery same-store sales growth
•Global Gaming impacted by pandemic-related decline in revenue
•Benefit of disciplined cost-saving actions across segments

Net interest expense of $101 million, in line with prior-year period
Provision for income taxes of $73 million compared to $2 million
•Higher valuation allowances on deferred tax assets in the current period
•Income taxes paid of $51 million versus $77 million in the prior year

Net loss attributable to IGT was $242 million versus $168 million, driven by higher non-cash foreign exchange losses, primarily on Euro-denominated debt instruments

Net loss attributable to IGT per diluted share of $(1.18) compared to $(0.82)

Adjusted EBITDA of $295 million versus $365 million in the prior year

Net debt of $7.32 billion compared to $7.39 billion at December 31, 2019; reduced $71 million as reported, $433 million excluding unfavorable foreign currency impact

Full Year 2020 Financial Highlights:

Year-over-year comparisons reflect the global impact of the COVID-19 pandemic in 2020.

Total revenue was $3.12 billion versus $4.03 billion in the prior year
•Global Lottery revenue of $2.16 billion, down 6%, demonstrating remarkable resilience
◦Global same-store sales stable
◦Steep recovery in second half driven by double-digit North America same-store sales growth
•Global Gaming revenue was $951 million, down 45%, as the pandemic caused protracted casino closures and operating restrictions around the world

Operating loss of $107 million compared to operating income of $478 million in the prior-year period
•Impact of lower revenue
•Goodwill impairment of $296 million in the current year compared to $99 million in the prior year
•Benefit of disciplined cost-saving actions across segments

Net interest expense of $398 million versus $411 million in the prior year, on lower average cost of debt

Provision for income taxes of $28 million versus $131 million in the prior year
•Pre-tax loss in 2020 compared to income in 2019, in addition to higher valuation allowances on deferred tax assets in 2020
•Income taxes paid of $89 million compared to $197 million in the prior year

Net loss attributable to IGT was $898 million compared to $19 million in the prior-year period, driven by higher non-cash foreign exchange losses, primarily on Euro-denominated debt instruments, and goodwill impairment

Net loss attributable to IGT per diluted share of $(4.39) versus $(0.09)

Adjusted EBITDA totaled $1.01 billion compared to $1.45 billion

Cash from operations was $595 million compared to $907 million in 2019, relatively resilient despite pandemic impact, on solid Global Lottery financial results and diligent invested capital management

Capital expenditures of $255 million versus $377 million in the prior year, reflecting focus on cash cost savings during the pandemic

Cash and cash equivalents of $907 million as of December 31, 2020, versus $655 million as of December 31, 2019

Cash and Liquidity Update
•Total liquidity increased over $300 million compared to December 31, 2019, due to strong cash flow generation
•At December 31, 2020, liquidity totaled $2.72 billion, comprised of $907 million in unrestricted cash and $1.82 billion available under revolving credit facilities

Conference Call and Webcast:

March 2, 2021, at 8:00 a.m. EST

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers
•US/Canada toll-free dial-in number: +1 844 842 7999
•Outside the US/Canada toll-free number: +1 612 979 9887
•Conference ID/confirmation code: 4538018
•A telephone replay of the call will be available for one week
◦US/Canada replay number: +1 855 859 2056
◦Outside the US/Canada replay number: +1 404 537 3406
◦ID/Confirmation code: 4538018

Note: Certain totals in the tables included in this press release may not add due to rounding

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2020 are calculated using the same foreign exchange rates as the corresponding 2019 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Total Adjusted EBITDA represents loss from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting) restructuring expenses, stock-based compensation, and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of on-going operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, and certain other non-recurring items. EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Free cash flow – discontinued operations represents cash flows from operating activities – discontinued operations (a GAAP measure) less cash flows from investing activities – discontinued operations (a GAAP measure). Free cash flow – combined represents Free Cash Flow plus Free Cash Flow – discontinued operations. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant-currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: (In $ millions, unless otherwise noted)

GLOBAL LOTTERY	Q4'20	Q4'19	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'20	FY'19	Y/Y Change (%)	Constant Currency Change (%) (1)
Revenue
Service
Operating and facilities management contracts	549	527	4%	1%	1,944	2,126	(9)%	(10)%
Upfront license fee amortization	(52)	(49)	(8)%	—%	(200)	(196)	(2)%	—%
Operating and facilities management contracts, net	497	479	4%	1%	1,744	1,931	(10)%	(11)%
Other	86	66	32%	24%	299	252	18%	17%
Total service revenue	583	544	7%	4%	2,043	2,183	(6)%	(7)%

Product sales	47	24	100%	97%	121	110	10%	10%
Total revenue	630	568	11%	8%	2,164	2,293	(6)%	(6)%

Operating income	195	154	26%	21%	642	697	(8)%	(10)%
Adjusted EBITDA(1)	313	268	17%	12%	1,086	1,136	(4)%	(6)%

	Q4'20 Constant Currency Change (%) (1)	Q4'19 Constant Currency Change (%) (1)			FY'20 Constant Currency Change (%) (1)	FY'19 Constant Currency Change (%) (1)
Global same-store sales growth (%)
Instant ticket & draw games	8.2%	3.2%			1.6%	4.1%
Multi-jurisdiction jackpots	4.5%	(49.4)%			(17.0)%	(18.3)%
Total	7.9%	(4.6)%			0.1%	1.7%

North America and Rest of world same-store sales growth (%)
Instant ticket & draw games	10.7%	4.7%			7.3%	5.2%
Multi-jurisdiction jackpots	4.5%	(49.4)%			(17.0)%	(18.3)%
Total	10.1%	(5.5)%			4.7%	2.0%

Italy same-store sales growth (%)
Instant ticket & draw games	0.4%	(1.3)%			(16.1)%	0.8%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

GLOBAL GAMING	Q4'20	Q4'19	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'20	FY'19	Y/Y Change (%)	Constant Currency Change (%) (1)
Revenue
Service
Terminal	85	133	(36)%	(36)%	297	568	(48)%	(47)%
Systems, software, and other	81	80	1%	—%	299	350	(14)%	(14)%
Total service revenue	166	213	(22)%	(22)%	597	918	(35)%	(35)%

Product sales
Terminal	59	188	(69)%	(69)%	205	581	(65)%	(65)%
Other	30	75	(60)%	(61)%	149	240	(38)%	(38)%
Total product sales revenue	89	263	(66)%	(67)%	355	821	(57)%	(57)%
Total revenue	255	476	(46)%	(47)%	951	1,739	(45)%	(45)%

Operating (loss) income	(39)	59	NA	NA	(206)	180	NA	NA
Adjusted EBITDA(1)	(2)	115	NA	NA	(16)	397	NA	NA

Installed base units
Casino	48,232	50,834	(5)%		48,232	50,834	(5)%
Casino - L/T lease (2)	1,068	—	NA		1,068	—	NA
Total installed base units	49,300	50,834	(3)%		49,300	50,834	(3)%

Installed base units (by geography)
US & Canada	34,275	35,977	(5)%		34,275	35,977	(5)%
Rest of world	15,025	14,857	1%		15,025	14,857	1%
Total installed base units	49,300	50,834	(3)%		49,300	50,834	(3)%

Yields (by geography)(3), in absolute $
US & Canada	$27.88	$40.29	(31)%		$24.34	$40.31	(40)%
Rest of world	$3.33	$7.75	(57)%		$3.67	$8.50	(57)%
Total yields	$20.32	$31.08	(35)%		$18.06	$31.45	(43)%

Global machine units sold
New/expansion	666	1,811	(63)%		3,046	5,814	(48)%
Replacement	3,662	11,808	(69)%		11,616	36,262	(68)%
Total machine units sold	4,328	13,619	(68)%		14,662	42,076	(65)%

US & Canada machine units sold
New/expansion	668	1,405	(52)%		2,753	4,116	(33)%
Replacement	2,636	5,986	(56)%		8,009	16,903	(53)%
Total machine units sold	3,304	7,391	(55)%		10,762	21,019	(49)%

Rest of world machine units sold
New/expansion	(2)	406	NA		293	1,698	(83)%
Replacement	1,026	5,822	(82)%		3,607	19,359	(81)%
Total machine units sold	1,024	6,228	(84)%		3,900	21,057	(81)%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases, comparability on a Y/Y basis hindered due to fewer active units

GLOBAL GAMING (Continued)	Q4'20	Q4'19	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'20	FY'19	Y/Y Change (%)	Constant Currency Change (%) (1)
Average selling price (ASP), in absolute $
US & Canada	14,200	14,900	(5)%		14,200	15,100	(6)%
Rest of world	10,400	11,900	(13)%		12,400	11,700	6%
Total ASP	13,300	13,500	(1)%		13,800	13,400	3%

Gaming systems revenue	38	58	(35)%		136	213	(36)%
CONSOLIDATED
Revenue (by geography)
US & Canada	489	580	(16)%	(16)%	1,748	2,236	(22)%	(22)%
Italy	266	237	12%	4%	862	949	(9)%	(12)%
Rest of world	131	228	(43)%	(44)%	505	846	(40)%	(40)%
Total revenue	885	1,044	(15)%	(17)%	3,115	4,032	(23)%	(23)%

Digital & Betting Revenue (2)	47	45	4%	2%	170	130	31%	31%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Included within consolidated revenue

DISCONTINUED OPERATIONS - ITALY B2C KPIs	D	Q4'20	Q4'19	Y/Y Change (%)	Constant Currency Change (%) (1)	FY'20	FY'19	Y/Y Change (%)	Constant Currency Change (%) (1)
Italy installed base units
VLT - Operator		10,774	11,020	(2)%		10,774	11,020	(2)%
AWP		36,168	40,892	(12)%		36,168	40,892	(12)%
Total Italy installed base units		46,942	51,912	(10)%		46,942	51,912	(10)%

Italy wagers (€)
VLT		228	1,414		(84)%	2,062	5,669		(64)%
AWP		239	958		(75)%	1,719	3,690		(53)%

Italy sports betting wagers (€)		233	298		(22)%	767	1,050		(27)%
Italy sports betting payout (%)		82.9%	83.3%		—%	82.4%	83.1%		(1)%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in thousands, except per share amounts)
Unaudited

	For the three months ended		For the year ended
	December 31,		December 31,
	2020	2019	2020	2019
Service revenue	748,932	756,653	2,639,558	3,100,868
Product sales	136,193	286,875	475,898	930,889
Total revenue	885,125	1,043,528	3,115,456	4,031,757

Cost of services	439,816	445,158	1,633,899	1,777,225
Cost of product sales	103,096	157,254	345,800	558,011
Selling, general and administrative	195,895	229,163	706,895	849,620
Research and development	50,837	65,936	190,948	266,241
Restructuring	(1,910)	3,002	45,045	24,855
Goodwill impairment	—	99,000	296,000	99,000
Other operating expense (income), net	1,282	3,632	4,334	(21,111)
Total operating expenses	789,016	1,003,145	3,222,921	3,553,841

Operating income (loss)	96,109	40,383	(107,465)	477,916

Interest expense, net	(100,799)	(101,391)	(397,916)	(410,875)
Foreign exchange (loss) gain, net	(155,449)	(101,742)	(308,898)	39,874
Other income (expense), net	990	(3,954)	(33,428)	21,092
Total non-operating expenses	(255,258)	(207,087)	(740,242)	(349,909)

(Loss) income from continuing operations before provision for income taxes	(159,149)	(166,704)	(847,707)	128,007
Provision for income taxes	72,747	2,270	27,698	130,757
Loss from continuing operations	(231,896)	(168,974)	(875,405)	(2,750)
Income from discontinued operations, net of tax	11,751	30,589	36,681	114,408
Net (loss) income	(220,145)	(138,385)	(838,724)	111,658
Less: Net income attributable to non-controlling interests from continuing operations	23,830	27,877	63,926	126,144
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	(1,979)	1,436	(4,760)	4,539
Net loss attributable to IGT PLC	(241,996)	(167,698)	(897,890)	(19,025)

Net loss from continuing operations attributable to IGT PLC per common share - basic and diluted	(1.25)	(0.96)	(4.59)	(0.63)
Net loss attributable to IGT PLC per common share - basic and diluted	(1.18)	(0.82)	(4.39)	(0.09)

Weighted-average shares - basic and diluted	204,857	204,435	204,725	204,373

International Game Technology PLC
Consolidated Balance Sheets
($ thousands)
Unaudited

	December 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	907,015	654,628
Restricted cash and cash equivalents	199,246	220,962
Trade and other receivables, net	846,128	875,263
Inventories	169,207	161,790
Other current assets	479,649	513,015
Assets held for sale	838,840	208,379
Total current assets	3,440,085	2,634,037
Systems, equipment and other assets related to contracts, net	1,068,121	1,205,592
Property, plant and equipment, net	131,602	146,055
Operating lease right-of-use assets	288,196	296,751
Goodwill	4,713,489	4,931,235
Intangible assets, net	1,577,354	1,749,614
Other non-current assets	1,773,641	1,917,751
Assets held for sale	—	763,555
Total non-current assets	9,552,403	11,010,553
Total assets	12,992,488	13,644,590

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,126,043	1,059,033
Current portion of long-term debt	392,672	462,155
Short-term borrowings	480	3,193
Other current liabilities	846,273	758,818
Liabilities held for sale	249,573	185,152
Total current liabilities	2,615,041	2,468,351
Long-term debt, less current portion	7,857,086	7,600,169
Deferred income taxes	333,010	393,040
Operating lease liabilities	266,227	272,350
Other non-current liabilities	359,961	395,866
Liabilities held for sale	—	29,836
Total non-current liabilities	8,816,284	8,691,261
Total liabilities	11,431,325	11,159,612
Commitments and contingencies
IGT PLC’s shareholders’ equity	776,737	1,658,262
Non-controlling interests	784,426	826,716
Total shareholders' equity	1,561,163	2,484,978
Total liabilities and shareholders’ equity	12,992,488	13,644,590

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)
Unaudited

	For the three months ended		For the year ended
	December 31,		December 31,
	2020	2019	2020	2019
Cash flows from operating activities
Net (loss) income	(220,145)	(138,385)	(838,724)	111,658
Less: Income from discontinued operations, net of tax	11,751	30,589	36,681	114,408
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities from continuing operations:
Foreign exchange loss (gain), net	155,449	101,742	308,898	(39,874)
Depreciation	89,992	103,867	354,854	385,987
Amortization of upfront license fees	54,856	51,109	210,432	205,739
Amortization	50,900	57,902	211,340	227,956
Deferred income taxes	28,313	(70,883)	(78,207)	(68,293)
Debt issuance cost amortization	5,579	5,432	21,327	22,436
Stock-based compensation	3,826	6,468	(6,877)	26,514
Goodwill impairment	—	99,000	296,000	99,000
(Gain) loss on extinguishment of debt	(2)	—	28,265	11,964
(Gain) loss on sale of assets	(482)	610	(27)	(64,714)
Other non-cash items, net	(1,175)	1,980	(1,675)	18,942
Changes in operating assets and liabilities, excluding the effects of dispositions and acquisitions:
Accounts payable	49,287	21,499	4,595	28,247
Inventories	26,063	60,597	16,628	84,472
Trade and other receivables	(95,495)	(55,464)	73,578	(49,267)
Other assets and liabilities	115,815	63,575	31,076	20,981
Net cash provided by operating activities from continuing operations	251,030	278,460	594,802	907,340
Net cash provided by operating activities from discontinued operations	4,287	25,970	270,829	185,795
Net cash provided by operating activities	255,317	304,430	865,631	1,093,135

Cash flows from investing activities
Capital expenditures	(50,210)	(92,142)	(254,689)	(377,248)
Proceeds from sale of assets	2,929	23,300	9,251	123,855
Other	(286)	(274)	12,151	5,851
Net cash used in investing activities from continuing operations	(47,567)	(69,116)	(233,287)	(247,542)
Net cash used in investing activities from discontinued operations	(14,051)	(17,226)	(35,284)	(64,648)
Net cash used in investing activities	(61,618)	(86,342)	(268,571)	(312,190)

Cash flows from financing activities
Principal payments on long-term debt	(175,000)	—	(988,379)	(1,264,647)
Net (payments of) receipts from financial liabilities	(28,560)	(35,077)	67,138	(34,324)
Payments of debt issuance costs	(105)	(1,143)	(21,584)	(25,930)
Payments in connection with the extinguishment of debt	—	(91)	(25,000)	(8,689)
Proceeds from long-term debt	—	—	750,000	1,397,025
Net proceeds from (payments of) short-term borrowings	475	2,452	(7,135)	(32,067)
Dividends paid	—	(40,887)	(40,887)	(163,503)
Return of capital - non-controlling interests	(32,309)	(18,404)	(32,309)	(98,788)
Dividends paid - non-controlling interests	(497)	(971)	(136,389)	(136,655)
Capital increase - non-controlling interests	4,778	130	8,112	1,499
Other	(2,828)	(2,397)	(11,426)	(10,195)
Net cash used in financing activities	(234,046)	(96,388)	(437,859)	(376,274)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(40,347)	121,700	159,201	404,671
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	29,971	8,893	75,770	(22,197)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,139,598	763,658	894,251	511,777
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,129,222	894,251	1,129,222	894,251
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	22,961	18,661	22,961	18,661
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,106,261	875,590	1,106,261	875,590

Supplemental Cash Flow Information:
Interest paid	(37,433)	(28,175)	(409,560)	(400,022)
Income taxes paid	(50,761)	(77,495)	(89,006)	(196,831)

International Game Technology PLC
Net Debt
($ thousands)
Unaudited

	December 31,	December 31,
	2020	2019
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,003,822	1,491,328
4.750% Senior Secured Euro Notes due February 2023	1,038,052	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,791	60,885
3.500% Senior Secured Euro Notes due July 2024	609,742	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,091,641	1,089,959
3.500% Senior Secured Euro Notes due June 2026	913,330	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	744,155	743,387
2.375% Senior Secured Euro Notes due April 2028	608,400	556,403
5.250% Senior Secured U.S. Dollar Notes due January 2029	743,125	—
Senior Secured Notes	6,813,058	6,282,780

Euro Term Loan Facility due January 2023	1,044,028	1,317,389
Long-term debt, less current portion	7,857,086	7,600,169

4.750% Senior Secured Euro Notes due March 2020	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	—	27,366
Euro Term Loan Facility due January 2023	392,672	—
Current portion of long-term debt	392,672	462,155

Short-term borrowings	480	3,193
Total debt	8,250,238	8,065,517

Less: Cash and cash equivalents	907,015	654,628
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	23,937	20,464

Net debt	7,319,286	7,390,425

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ thousands)
Unaudited

	For the three months ended December 31, 2020
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(231,896)
Provision for income taxes					72,747
Interest expense, net					100,799
Foreign exchange loss, net					155,449
Other non-operating income, net					(990)
Operating income (loss)	194,725	(38,763)	155,962	(59,853)	96,109
Depreciation	54,000	35,801	89,801	191	89,992
Amortization - service revenue (1)	54,856	—	54,856	—	54,856
Amortization - non-purchase accounting	8,347	2,152	10,499	796	11,295
Amortization - purchase accounting	—	—	—	39,605	39,605
Restructuring	67	(1,819)	(1,752)	(158)	(1,910)
Stock-based compensation	839	745	1,584	2,242	3,826
Other (2)	—	3	3	1,281	1,284
Adjusted EBITDA	312,834	(1,881)	310,953	(15,896)	295,057

Income from discontinued operations					11,751
Benefit from income taxes					(3,517)
Interest expense, net					5
Depreciation					8,347
Amortization					9,172
EBITDA - discontinued operations					25,758

Adjusted EBITDA - combined					320,815

Cash flows from operating activities - continuing operations					251,030
Capital expenditures					(50,210)
Free Cash Flow					200,820

Cash flows from operating activities - discontinued operations					4,287
Cash flows from investing activities - discontinued operations					(14,051)
Free Cash Flow - discontinued operations					(9,764)

Free Cash Flow - combined					191,056

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ thousands)
Unaudited

	For the three months ended December 31, 2019
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(168,974)
Provision for income taxes					2,270
Interest expense, net					101,391
Foreign exchange loss, net					101,742
Other non-operating expense, net					3,954
Operating income (loss)	153,946	58,927	212,873	(172,490)	40,383
Goodwill impairment	—	—	—	99,000	99,000
Depreciation	52,622	50,481	103,103	764	103,867
Amortization - service revenue (1)	51,109	—	51,109	—	51,109
Amortization - non-purchase accounting	6,828	2,290	9,118	826	9,944
Amortization - purchase accounting	—	—	—	47,958	47,958
Restructuring	1,166	1,404	2,570	432	3,002
Stock-based compensation	1,815	2,273	4,088	2,380	6,468
Other (2)	565	—	565	3,000	3,565
Adjusted EBITDA	268,051	115,375	383,426	(18,130)	365,296

Income from discontinued operations					30,589
Provision for income taxes					10,318
Interest income, net					(744)
Depreciation					15,105
Amortization					14,130
EBITDA - discontinued operations					69,398

Adjusted EBITDA - combined					434,694

Cash flows from operating activities - continuing operations					278,460
Capital expenditures					(92,142)
Free Cash Flow					186,318

Cash flows from operating activities - discontinued operations					25,970
Cash flows from investing activities - discontinued operations					(17,226)
Free Cash Flow - discontinued operations					8,744

Free Cash Flow - combined					195,062

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ thousands)
Unaudited

	For the year ended December 31, 2020
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(875,405)
Provision for income taxes					27,698
Interest expense, net					397,916
Foreign exchange loss, net					308,898
Other non-operating expense, net					33,428
Operating income (loss)	641,930	(205,657)	436,273	(543,738)	(107,465)
Goodwill impairment	—	—	—	296,000	296,000
Depreciation	201,054	152,508	353,562	1,292	354,854
Amortization - service revenue (1)	210,432	—	210,432	—	210,432
Amortization - non-purchase accounting	30,353	7,611	37,964	3,264	41,228
Amortization - purchase accounting	—	—	—	170,112	170,112
Restructuring	5,399	33,612	39,011	6,034	45,045
Stock-based compensation	(2,874)	(4,318)	(7,192)	315	(6,877)
Other (2)	—	3	3	4,235	4,238
Adjusted EBITDA	1,086,294	(16,241)	1,070,053	(62,486)	1,007,567

Income from discontinued operations					36,681
Provision for income taxes					6,726
Interest expense, net					172
Depreciation					44,310
Amortization					50,314
EBITDA - discontinued operations					138,203

Adjusted EBITDA - combined					1,145,770

Cash flows from operating activities - continuing operations					594,802
Capital expenditures					(254,689)
Free Cash Flow					340,113

Cash flows from operating activities - discontinued operations					270,829
Cash flows from investing activities - discontinued operations					(35,284)
Free Cash Flow - discontinued operations					235,545

Free Cash Flow - combined					575,658

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ thousands)
Unaudited

	For the year ended December 31, 2019
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(2,750)
Provision for income taxes					130,757
Interest expense, net					410,875
Foreign exchange gain, net					(39,874)
Other non-operating income, net					(21,092)
Operating income (loss)	697,267	179,548	876,815	(398,899)	477,916
Goodwill impairment	—	—	—	99,000	99,000
Depreciation	200,083	182,799	382,882	3,105	385,987
Amortization - service revenue (1)	205,739	—	205,739	—	205,739
Amortization - non-purchase accounting	25,002	8,150	33,152	3,180	36,332
Amortization - purchase accounting	—	—	—	191,624	191,624
Restructuring	2,169	18,362	20,531	4,324	24,855
Stock-based compensation	5,669	7,361	13,030	13,484	26,514
Other (2)	566	431	997	5,298	6,295
Adjusted EBITDA	1,136,495	396,651	1,533,146	(78,884)	1,454,262

Income from discontinued operations					114,408
Provision for income taxes					42,352
Interest income, net					(747)
Depreciation					48,277
Amortization					51,237
EBITDA - discontinued operations					255,527

Adjusted EBITDA - combined					1,709,789

Cash flows from operating activities - continuing operations					907,340
Capital expenditures					(377,248)
Free Cash Flow					530,092

Cash flows from operating activities - discontinued operations					185,795
Cash flows from investing activities - discontinued operations					(64,648)
Free Cash Flow - discontinued operations					121,147

Free Cash Flow - combined					651,239

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs